Exhibit 99.3

TSAKOS ENERGY NAVIGATION LIMITED

CAPITALIZATION

The following table sets forth our (i) cash and cash equivalents, (ii) restricted cash and (iii) consolidated capitalization as of June 30, 2015 on:

•	an actual basis; and

•	an as adjusted basis giving effect to (i) scheduled debt repayments of $20.1 million, (ii) the drawdown of $14.9 million of new loans for the financing of three of the Company’s vessels under construction and the payment of the same amount to the shipbuilding yards, (iii) the prepayment of $23.2 million in loans in connection with the sale of vessels Delphi and Triathlon, (iv) the prepayment of $46.5 million relating to the full repayment of a loan facility for the financing of the vessels Socrates and Selecao, (v) the drawdown of $46.2 million for the refinancing of the vessels Socrates and Selecao, (vi) the payment of $4.6 million of preference dividends, (vii) the transfer of $12.1 million to a joint account with the sellers relating to the acquisition of two suezmaxes, (viii) the receipt of $43.0 million on sale of vessels Delphi and Triathlon, (ix) the payment of $14.0 million for the acquisition of two newbuilding contracts for two VLCC’s and (x) the issuance of 2,626,357 common shares at $9.7881 per share as part of the consideration for the acquisition of the two newbuilding VLCC contracts.

Other than these adjustments, there has been no material change in our capitalization from debt or equity issuances, re-capitalization or special dividends between June 30, 2015 and September 8, 2015.

This table should be read in conjunction with our consolidated financial statements and the notes thereto, our “Results of operations-Management’s Discussion and Analysis” furnished as Exhibit 99.2 to the Report on Form 6-K to which this Capitalization table is furnished as an exhibit, and “Item 5. Operating and Financial Review and Prospects,” included in our Annual Report on Form 20-F for the year ended December 31, 2014.

	As of June 30, 2015
	Actual	Adjusted
In thousands of U.S. Dollars
Cash
Cash and cash equivalents	$278,927	$262,685
Restricted cash	9,056	21,156

Total cash	$287,983	$283,841

Capitalization
Debt:
Long-term secured debt obligations (including current portion)	$1,404,425	$1,375,806

Stockholders equity:
Preferred shares, $1.00 par value; 15,000,000 shares authorized and 2,000,000 Series B Preferred Shares, 2,000,000 Series C Preferred Shares and 3,400,000 Series D Preferred Shares issued and outstanding on an actual and as an adjusted basis	7,400	7,400
Common shares, $1.00 par value; 185,000,000 shares authorized, 84,712,295 shares issued and outstanding on an actual and 87,338,652 shares issued and outstanding on an as adjusted basis	84,712	87,338
Additional paid-in capital	728,934	752,015
Accumulated other comprehensive loss	(11,334)	(11,334)
Retained earnings	501,744	497,176
Noncontrolling interest	11,377	11,377

Total stockholders’ equity	1,322,833	1,343,972

Total capitalization	$2,727,258	$2,719,778